SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No._)
REMEDIATION SERVICES, INC.
 (Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

88630M1045
(CUSIP Number)

 Remediation Services, Inc.
4th Floor Tower B. Wanliuxingui Building,
No. 28 Wanquanzhuang Road, Haidian District, Beijing, 100089  China
Telephone: (86) 010-5872-0171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2010
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

CUSIP Number __________

(1)	Name of Reporting Persons: TriPoint Global Equities, LLC
S.S. or I.R.S. Identification Nos. of above persons: EIN No. 87-0789160

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
 (a) X
 (b)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization: Maryland

Number of Shares	(7) Sole Voting Power
Beneficially Owned
By Each Reporting	(8) Shared Voting Power: 6.20%
Person With
(9) Sole Dispositive Power:

(10) Shared Dispositive Power: 6.20%

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,951,250

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (seeInstructions).

(13)	Percent of Class Represented by Amount in Row (11): 6.20%

(14)	Type of Reporting Person (See Instructions): BD

(1)	Name of Reporting Persons: Michael Boswell
S.S. or I.R.S. Identification Nos. of above persons:

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
 (a) X
 (b)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization: Maryland

Number of Shares	(7) Sole Voting Power
Beneficially Owned
By Each Reporting	(8) Shared Voting Power: 6.20%
Person With
(9) Sole Dispositive Power:

(10) Shared Dispositive Power: 6.20%

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,951,250

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (seeInstructions).

(13)	Percent of Class Represented by Amount in Row (11): 6.20%

(14)	Type of Reporting Person (See Instructions): IN

(1)	Name of Reporting Persons: Mark Elenowitz
S.S. or I.R.S. Identification Nos. of above persons:

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
 (a) X
 (b)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization: Maryland

Number of Shares	(7) Sole Voting Power
Beneficially Owned
By Each Reporting	(8) Shared Voting Power: 6.20%
Person With
(9) Sole Dispositive Power:

(10) Shared Dispositive Power: 6.20%

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,951,250

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (seeInstructions).

(13)	Percent of Class Represented by Amount in Row (11): 6.20%

(14)	Type of Reporting Person (See Instructions): IN

Item 1.  Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Remediation Services, Inc., a Nevada corporation (the “Issuer”).

The Company's principal offices are located at business at 4th Floor Tower B. Wanliuxingui Building, No. 28 Wanquanzhuang Road, Haidian District, Beijing, 100089 China.

Item 2.  Identity and Background.

(a)
This statement is filed by  (i) TriPoint Global Equities, LLC, a Maryland Limited Liability Company (“TriPoint Global”); and (ii) Mark Elenowitz and Michael Boswell, the managing members of TriPoint Global (“Managers”, together with TriPoint Global, the “Filers”).

(b)	The Filer’s principal office and business address is 400 Professional Drive, Suite 310, Gaithersburg, Maryland 20879.
(c)
TriPoint Global’s principal business is as a FINRA registered broker dealer. TriPoint Global’s principal business is as a FINRA registered broker dealer.  The Managers principal occupation is investment banking and financial advising.  Tripoint Global conducts all of its business at its Maryland office listed above and its New York office located at 17 State Street New York, NY 10004.

(d)	The Filers have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
(e)
The Filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws, during the past five years.

(f)	The Managers are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

On February 26, 2010, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors listed on Exhibit A thereto (collectively, the “Investors”) for the issuance and sale in a private placement of 787,342 units (the “Units”) at a purchase price of $35 per Unit, consisting of, in the aggregate, (a) 7,086,078 shares of Series A convertible preferred stock, par value $0.001 per share (the “Series A Preferred Stock”) convertible into the same number of shares of Common Stock, (b) 787,342 shares of Common Stock (the “Shares”), (c) three-year Series A Warrants to purchase up to 1,968,363 shares of Common Stock, at an exercise price of $4.50 per share (the “Series A Warrant Shares”), and (d) three-year Series B Warrants to purchase up to 1,968,363 shares of Common Stock, at an exercise price of $5.75 per share (the “Series B Warrant Shares”), for aggregate gross proceeds of approximately $27.56 million (the “Private Placement”).  As placement agent to the Private Placement, and pursuant to the terms of the Placement Agent Agreement, the Filer received (i) 58,484 shares of Common Stock underlying a placement agent warrant, (ii) 524,222 shares of Common Stock underlying a placement agent warrant to purchase 524,222 shares of Series A Preferred Stock, (iii) 148,955 shares of Common Stock underlying a Series A placement agent warrant, and (iv) 148,955 shares of Common Stock underlying a Series B placement agent warrant.

Immediately prior to entering into the Purchase Agreement, the Issuer closed a share exchange with China LianDi Clean Technology Engineering Ltd. (“China LianDi”) and China LianDi’s shareholders: SJ Asia Pacific Ltd., a company organized under the laws of the British Virgin Islands, which is a wholly-owned subsidiary of SJI Inc., a Jasdaq listed company organized under the law of Japan, China Liandi Energy Resources Engineering Technology Limited, a company organized under the laws of the British Virgin Islands, Hua Shen Trading (International) Limited, a company organized under the laws of the British Virgin Islands, Rapid Capital Holdings Limited, a company organized under the laws of the British Virgin Islands, and TriPoint Capital Advisors, LLC, a limited liability company organized under the laws of Maryland (collectively, the “China LianDi Shareholders”), who together owned shares constituting 100% of the issued and outstanding ordinary shares of China LianDi (the “China LianDi Shares”) and (ii) Reed Buley, the Issuer’s former principal stockholder, pursuant to a Share Exchange Agreement. Pursuant to the terms of the Share Exchange Agreement, the China LianDi Shareholders transferred to the Issuer all of the China LianDi Shares in exchange for the issuance of 27,354,480 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”) (such transaction, the “Share Exchange”).  In exchange for their shares of China LianDi, TriPoint Capital Advisors, LLC (“TriPoint Capital”) received 820,634 shares of the 1,950,251shares disclosed herein (the “Share Exchange Shares,” together with the Placement Agent Shares, the “Shares”).  Mark Elenowitz (“Elenowitz”) and Michael Boswell (“Boswell”) are the Managers of TriPoint Global, and as such, they may be deemed to control such entity and therefore be the beneficial owners of the securities owned by TriPoint Global.  Elenowitz and Boswell share voting and dispositive power over the securities held by TriPoint Global. Elenowitz and Boswell, along with Louis Taubman (“Taubman”), are the Managers of TriPoint Capital and share voting and dispositive power over the securities held by TriPoint Capital.

Item 4. Purpose of Transaction

The Filer received these shares in consideration for their services as placement agent to the Issuer’s Private Placement.

Item 5.  Interest in Securities of the Issuer

(a)
The Filers beneficially own 1,951,250 (6.20%) of the 29,358,772 outstanding shares of the Company.  However, this number includes 250,000 shares of common stock that Tripoint Capital held in the Issuer before the Share Exchange and 820,634 shares of the Issuer’s common stock that TriPoint Capital received pursuant to the Share Exchange described above in Item 3.  TPF Holdings, LLC (“Holdings”), a Maryland limited liability company, is a holding company that owns 100% of TriPoint Global.  Boswell, Elenowitz and Louis Taubman own 100% of TriPoint Global and Holdings.  However, Louis Taubman does not maintain any voting, dispositive or investment powers over TriPoint Global.  Additionally, Tripoint Capital Advisors, LLC (“Tripoint Capital”), a Maryland limited liability company, is indirectly owned and managed by Taubman, Boswell and Elenowitz and therefore Boswell and Elenowitz are the beneficial owners of the shares issued to TriPoint Capital.

(b)	The Managers share voting power of the Placement Agent Shares; however, Boswell, Elenowitz and Taubman share voting power over the Exchange Shares.
(c)	No transactions in the class of securities reported were effected during the past sixty days or since the most recent filing of a Schedule 13(D).
(d)	No other person is known to the Filers to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.
(e)	n/a

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7.  Material to Be Filed as Exhibits.

Placement Agent Agreement
Placement Agent Warrants (to be filed by amendment)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 11, 2010

/s/  Michael Boswell
Michael Boswell, individually and as Manager of
TriPoint Global Equities, LLC

/s/  MarkElenowitz
Mark Elenowitz, individually and as Manager of
TriPoint Global Equities, LLC